Exhibit 99.4

STOCK PURCHASE AND

SALE AGREEMENT

THIS STOCK PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of December 31, 2013, is entered into by and among Blackwell Partners LLC ( “Buyer”), Trigran Investments, L.P., an Illinois limited partnership (“Trigran”), and Trigran Investments, L.P. II, an Illinois limited partnership (“Trigran II”, and together with Trigran, “Sellers”).

WHEREAS, Trigran currently owns 219,169 shares (the “Trigran Shares”) of common stock of Scientific Learning Corporation, a Delaware corporation (“SCIL”), which to Sellers’ knowledge represent 0.92% of the total issued and outstanding shares of the capital stock of SCIL;

WHEREAS, Trigran II currently owns 121,685 shares (the “Trigran II Shares”, and together with the Trigran Shares, the “Shares”) of common stock of SCIL, which to Sellers’ knowledge represent 0.51% of the total issued and outstanding shares of the capital stock of SCIL; ad

WHEREAS, Buyer desires to purchase from Sellers and Sellers desire to sell to Buyer the Shares, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the parties agree as follows:

1. Purchase and Sale of Shares.

1.1 Trigran Shares. Effective as of December 31, 2013 (the “Effective Date”), Buyer does hereby purchase from Trigran, and Trigran does hereby sell to Buyer, the Trigran Shares, for an aggregate purchase price of $32,875.35 (the “Trigran Purchase Price”), at $0.15 per share, subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein. The Trigran Purchase Price is payable in cash by wire transfer, sent following receipt of the Trigran Shares,  no later than 5:00 P.M. on the third business day following the Effective Date, to an account designated in writing by Trigran.  The Transactions shall be deemed to be effective at 5:00 P.M. on the Effective Date.

1.2 Trigran II Shares. Effective as of the Effective Date, Buyer does hereby purchase from Trigran II, and Trigran II does hereby sell to Buyer, the Trigran II Shares, for an aggregate purchase price of $18,252.75 (the “Trigran II Purchase Price”, and in addition to the Trigran Purchase Price, the “Purchase Price”), at $0.15 per share, subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein (the purchases and sales contemplated in Sections 1.1 and 1.2, the “Transactions”). The Trigran II Purchase Price is payable in cash by wire transfer, sent following receipt of the Trigran Shares, no later than 5:00 P.M. on the third business day following the Effective Date, to an account designated in writing by Trigran II. The Transactions shall be deemed to be effective at 5:00 P.M. on the Effective Date.

2. Representations and Warranties.

2.1 Representations and Warranties of Sellers. Sellers hereby make each of the representations and warranties set forth below, each of which shall survive the closing.

(a) Sellers have full legal right, power and authority, without the consent of any other natural person, corporation, business trust, trust, estate, partnership, limited partnership, limited liability company, limited liability partnership, association, joint venture, or other entity (each a “Person”), to execute and deliver this Agreement, and to carry out the Transactions, and this Agreement shall constitute the legal, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with its terms.

(b) Sellers are the sole record and beneficial holders of the Shares, and hold the Shares as principals, and have not entered into any agreement with any third party with respect to the ownership of the Shares or any sharing, splitting, or delegation of any of the rights represented thereby. Sellers own the Shares free and clear of all liens and encumbrances.

2.2 Representations and Warranties of Buyer. Buyer hereby makes each of the representations and warranties set forth below, each of which shall survive the closing.

(a) Buyer has full legal right, power and authority, without the consent of any other Person, to execute and deliver this Agreement and to carry out the Transactions, and this Agreement shall constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms.

(b) Buyer has received and carefully reviewed the last reported Annual Report of SCIL on Form 10-K and all subsequent public filings of SCIL with the Securities and Exchange Commission, other publicly available information regarding SCIL, and such other information that it and its advisers deem necessary to make its decision to enter into the Transactions.

(c) Buyer has made its own decision to consummate the Transactions based on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. Buyer has made its own decision concerning the Transactions without reliance on any representation or warranty of, or advice from, Sellers.

(d) Buyer acknowledges and understands that Sellers and their partners, agents and affiliates, as defined in Rule 405 under the Securities Act including any past and present affiliate (“Affiliates”), may possess certain information, possibly including material and/or immaterial nonpublic information, not known to Buyer that may impact the value of the Shares (the “Information”). Buyer understands, based on its own experience, the potential disadvantage to which Buyer may be subject due to any possible disparity of information between Buyer and Sellers.  Notwithstanding this, Buyer has deemed it appropriate to engage in the Transactions.  Moreover, Buyer undertakes and agrees that it will not initiate or maintain any legal or similar action against Sellers and/or their Affiliates based upon or relating to any such Information, induce or encourage any other person or entity to initiate or maintain any legal or similar action against Sellers and/or their Affiliates based upon or relating to any such Information, or assist any other person or entity in the initiation or maintenance of any legal or similar action against Sellers and/or their Affiliates based upon or relating to any such Information (unless such assistance is compelled by valid legal process).

(e) Buyer agrees that Sellers shall have no liability to Buyer whatsoever due to or in connection with Sellers’ use or non-disclosure of the Information, and Buyer hereby irrevocably waives any claim that it might have based on the failure of the Sellers to disclose the Information.

(f) Buyer acknowledges and agrees that Sellers are relying on Buyer’s representations, warranties and agreements herein as a condition to proceeding with the Transactions.

3. Further Assurances. If at any time after the date hereof, Buyer or Sellers shall consider or be advised that any further documents, assignments or assurances in law or in any other things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in Buyer, the title to the Shares, then Sellers and/or Buyer, as the case may be, shall execute and deliver all such proper assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement.

4. Miscellaneous.

4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Illinois, without regard to any provisions thereof relating to choice of law or conflicts of laws among different jurisdictions.

4.2 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto. This Agreement shall not be construed so as to confer any right or benefit on any party not a party hereto, other than said respective successors, assigns, heirs, executors and administrators.

4.3 Entire Agreement; Amendment. This Agreement and the other documents referenced herein and delivered pursuant hereto constitute the full and entire understanding and agreement among the parties with regard to the subject matter hereof and supersede all prior agreements and understandings relating thereto. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

4.4 Notices, Etc. All notices under this Agreement shall be sufficiently given for all purposes if made in writing and delivered personally, or, to the extent receipt by the other party hereunder is confirmed, sent by documented overnight delivery service facsimile or other electronic transmission.

4.5 Expenses. Buyer and Sellers shall each bear their respective expenses and legal fees incurred on their own behalf with respect to this Agreement and the transactions contemplated hereby.

4.6 Counterparts. This Agreement may be executed in any number of counterparts, all of which together shall constitute one instrument.

4.7 Enforcement. The parties hereto agree that irreparable damage for which money damages would not be an adequate remedy would occur in the event that any of the provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedies a party may have at law or equity, the parties shall be entitled to seek an injunction or injunctions to prevent such breach of this Agreement and to enforce specifically the terms hereof.

Signature page follows.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

BLACKWELL PARTNERS LLC

By:	/s/ Jannine Lall
Name: Jannine Lall
Title: Assistant Treasurer, DUMAC, Inc.

By:	/s/ Justin B. Nixon
Name: Justin B. Nixon
Title: Investment Manager, DUMAC, Inc.

Trigran Investments, L.P.:

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive VP of Trigran Investments, Inc.

Trigran Investments, L.P. II:

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive VP of Trigran Investments, Inc.